SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)

ISLE OF CAPRI CASINOS, INC.

(Name of Issuer)
Common Stock, par value $0.1 per share

(Title of Class of Securities)

147575104
(CUSIP Number)

Robert L. Newmark
Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, MO 63102
(314) 259-2000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

6/17/2015

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 147575104	13D	Page 1 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JEFFREY D. GOLDSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 25,683 shares
	8	SHARED VOTING POWER 14,664,933 shares
	9	SOLE DISPOSITIVE POWER 25,683 shares
	10	SHARED DISPOSITIVE POWER 14,664,933 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,690,616 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 147575104	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD A. GOLDSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 19,148 shares
	8	SHARED VOTING POWER 14,664,933 shares
	9	SOLE DISPOSITIVE POWER 19,148 shares
	10	SHARED DISPOSITIVE POWER 14,664,933 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,684,081 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 147575104	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ROBERT S. GOLDSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 137,708 shares
	8	SHARED VOTING POWER 14,664,933 shares
	9	SOLE DISPOSITIVE POWER 137,708 shares
	10	SHARED DISPOSITIVE POWER 14,664,933 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,802,641 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 147575104	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GFIL HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 14,565,457 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 14,565,457 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,565,457 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 147575104	13D	Page 5 of 8 Pages

EXPLANATORY NOTE:  This Amendment No. 10 is being made to reflect the sale by Jeffrey D. Goldstein, Richard A. Goldstein, Robert S. Goldstein and GFIL Holdings, Inc. (the “Reporting Persons”) of an aggregate of 1,800,000 shares of Common Stock. Except as specifically set forth herein, this Amendment No. 10 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 10 shall have the meanings previously ascribed to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION
Item 4 is amended to add the following:

As described in more detail in Item 5 below, on June 17, 2015 the Reporting Persons sold an aggregate of 1,800,000 shares of Common Stock. Each of the Reporting Persons intends to review its holdings in the Issuer from time to time.  Depending upon various factors, the Reporting Persons may at any time determine to sell all or part of their holdings in the Issuer, acquire additional shares of Common Stock, in either case in the open market, in privately negotiated transactions or otherwise, or engage or participate in a transaction or series of transactions with the purpose or effect of influencing control over the Issuer.  These factors include, without limitation:

•            the price and availability of the Common Stock,
•            subsequent developments affecting the Issuer,
•            the business prospects of the Issuer,
•            global and U.S. market and economic conditions,
•            tax and estate planning considerations,
•            other investment and business opportunities available to the Reporting Persons,
•            changes in law or government regulations,
•            the costs associated with maintaining the public listing of the Issuer,
•            discussions with the Issuer’s Board of Directors, management and third parties, and
•            other factors deemed relevant by the Reporting Persons.
*        *        *        *        *        *
Each of Jeffrey D. Goldstein, Richard A. Goldstein and Robert S. Goldstein is a member of the Board of Directors of the Issuer.  In such capacities, each of them is party to decision-making that from time to time involves matters related to those described in Items 4(b) through (j) of Schedule 13D.  Responses set forth herein refer to plans or proposals of the Reporting Persons only, and are not intended to include decisions of the Issuer in which Jeffrey D. Goldstein, Robert S. Goldstein or Richard A. Goldstein may participate as members of the Board of Directors of the Issuer.  Each of Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein expressly disclaims any obligation to report on any plans or proposals with respect to the transactions described in this Item 4 that develop solely as a result of his involvement in the ongoing management of the Issuer as a member of its Board of Directors.

CUSIP No. 147575104	13D	Page 6 of 8 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
Item 5 is amended and restated in its entirety as follows:
(a)	As of the date of this Amendment No. 10, the Reporting Persons beneficially owned in the aggregate 14,802,641 shares of Common Stock, or approximately 36.5% of the issued and outstanding shares of Common Stock. The percentage above is calculated based upon the 40,600,195 shares of Common Stock issued and outstanding (which number excludes shares held by Isle of Capri) as of June 12, 2015.
(b)	The number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is reflected in the table below for each of the Reporting Persons:
Name	Sole Voting	Shared Voting	Sole Dispositive Power	Shared Dispositive Power
Jeffrey D. Goldstein Richard A. Goldstein Robert S. Goldstein GFIL Holdings, LLC	25,683 19,148 137,708 14,565,457 (4)	14,664,933 (1) 14,664,933 (2) 14,664,933 (3) 0	25,683 19,148 137,708 14,565,457 (4)	14,664,933 (1) 14,664,933 (2) 14,664,933 (3) 0

___________________

(1)	Includes 14,565,457 shares of which Jeffrey D. Goldstein, as manager of GFIL Holdings, LLC, has indirect beneficial ownership, and 99,476 shares in a family private foundation of which he is a director. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.
(2)	Includes 14,565,457 shares of which Richard A. Goldstein, as manager of GFIL Holdings, LLC, has indirect beneficial ownership, and 99,476 shares in a family private foundation of which he is a director. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.
(3)	Includes 14,565,457 shares of which Robert S. Goldstein, as manager of GFIL Holdings, LLC, has indirect beneficial ownership, and 99,476 shares in a family private foundation of which he is a director. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.
(4)	Shares owned by GFIL Holdings, LLC are reported as beneficially owned by Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein.
Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.
(c)            The Reporting Persons did not engage in any transactions in shares of Isle of Capri during the last 60 days except that on June 17, 2015, Jeffrey D. Goldstein, Richard A. Goldstein, Robert S. Goldstein and GFIL Holdings, LLC sold 100,000, 100,000, 100,000 and 1,800,000 shares of

CUSIP No. 147575104	13D	Page 7 of 8 Pages
stock, respectively, at a sale price per share of $18.78. Each of the foregoing transactions was conducted in the ordinary course of business on the open market for cash, and sale prices do not reflect brokerage commissions paid.
(d)	To the knowledge of the Reporting Persons, no other persons, have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares owned by such persons.
(e)          Not applicable.
 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
Item 7 is amended to add the following:
Exhibit               Description
99.2	Amendment Number One to Governance Agreement, dated February 23, 2011, by and among Isle of Capri Casinos, Inc., GFIL Holdings, LLC, Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on February 28, 2011 by Isle of Capri Casinos, Inc.)

CUSIP No. 147575104	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 25, 2015
/s/ Jeffrey D. Goldstein
_________________________________________
Jeffrey D. Goldstein

/s/  Richard A. Goldstein
________________________________________
Richard A. Goldstein

/s/  Robert S. Goldstein
_________________________________________
Robert S. Goldstein

GFIL HOLDINGS, LLC

By: /s/ Jeffrey D. Goldstein
_________________________________________
Name:  Jeffrey D. Goldstein
Title:  Manager